Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
Everest Poker Named Poker Operation of the Year for Second Straight Year
Industry Recognizes Favorite Player Site
HONG KONG, November 13, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today that its Everest Poker offering has been awarded Poker Operation of the Year for the second consecutive year at the annual eGaming Review Awards ceremony in London.
Everest Poker is one of the world’s most popular poker sites, serving poker players in Europe and around the world, and the exclusive “felt sponsor” of The World Series of Poker®.
“Everest Poker continues growing the industry’s most trusted and exciting brand, and the favorite site of players worldwide,” stated Bob Cahill, chief executive officer of GigaMedia’s gaming software division. “We are honored to receive this recognition for the second year in a row from the online gaming industry.”
The award highlights the quality and remarkable growth of Everest Poker. Everest Poker launched its innovative suite of world-class poker offerings in 2005. Leveraging nearly a decade of online gaming experience in international markets and the first truly multilingual poker room, Everest Poker rapidly generated a huge following with a series of highly successful online and offline poker tournaments in continental Europe. Today, response continues to be overwhelming to Everest Poker promotions, including the 2008 World Series of Poker, the largest and richest in history, for which Everest Poker is the official “felt sponsor.”
Everest Poker is exclusively powered by GigaMedia software.

About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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